National Westminster Bank Plc
135 Bishopsgate
London EC2M 3UR

Telephone: 0131 523 2028
Facsimile: 0131626 0550

Don Walker
 Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

23 November 2005

Dear Mr Walker

Form 20-F for the fiscal year ended 31 December 2004

Filed 9 May 2005

 File No. 001-09266

Thank you for your letter of 27 September 2005. Our replies to your comments are set out below.

(l) Acceptances, page 127

1.	Please tell us the rationale for not including a reconciling item for acceptances in the US GAAP reconciliation.

Under UK GAAP acceptances are treated as contingent liabilities and not recorded on the balance sheet. Under US GAAP, acceptances and the related liability are recognised on the balance sheet. This GAAP difference has no effect on net income or shareholders’ equity and there is, therefore, no adjustment in relation to acceptances in the reconciliations of net income and shareholders’ equity. Acceptances are recognised in the Group’s US GAAP total assets as noted on the foot of page 129. Acceptances amounted to £200m on 31 December 2004.

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Selected figures in accordance with US GAAP, page 129

2.	Please provide us with roll forward of the US GAAP basis stockholders’ equity using the balances provided in this reconciliation.

Reconciliation of US GAAP shareholders’ equity is presented below:

US GAAP	£m

Shareholders’ equity – 1 January 2004	9,194
Net income available for ordinary shareholders	2,072
Dividends to ordinary shareholders	(2,300)
Foreign currency translation adjustments and other movements	12
Net change in unrealized gains less losses on available-for-sale securities,
after tax	212

Shareholders’ equity – 31 December 2004	9,190

Securitisations, page 131

3.	Please tell us how you determined the criteria of paragraph 9 of SFAS 140 for US GAAP purposes have been met to qualify the securitization activity for sales treatment. In your response, please specifically address the fact that under US GAAP the Group was determined to be the primary beneficiary of asset securitization vehicles, as noted on page 132, which would require consolidation of such vehicles under US GAAP. If you have determined sales treatment has been achieved paragraph 9 of SFAS 140, please tell us the reason for the absence of a reconciling item for this difference from UK GAAP was not presented on the reconciliation.

The Group’s securitisations fall into two distinct categories for US GAAP financial reporting purposes: Those described on page 131 are undertaken by RBS Greenwich Capital and its affiliates in the US and qualify for sales treatment under UK GAAP and

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US GAAP. There is, therefore, no reconciling item between UK and US GAAP for these securitisations. Page 132 covers other securitisation transactions that are off balance sheet for UK GAAP but where the vehicles are consolidated and the assets brought onto the Group balance sheet under US GAAP. This difference results in the reconciling item ‘Consolidation’ between UK and US GAAP.

RBS Greenwich Securitisations

The Greenwich securitisations qualify for sales treatment under SFAS 140 and under UK GAAP. SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ (SFAS 140) provides accounting standards and guidance for transfers of financial assets, among other issues. It provides guidance in determining whether transfers should be accounted for as sales or collateralized borrowings. In broad terms, SFAS 140 adopts a ‘financial components’ approach whose emphasis is on the control over the assets transferred. Accordingly, upon a transfer of financial assets, the transferor recognises the asset components it controls and the liabilities it has assumed and further, derecognises financial asset components over which it has given up control. Transfers of financial assets in which the transferor gives up control over the assets are accounted for as sales subject to certain criteria.

There are three primary criteria in paragraph 9 of SFAS 140 that must each be satisfied in order to conclude that a transferor has surrendered control over the assets transferred and achieve sales treatment. These criteria together with how the securitisations undertaken by Greenwich meet these criteria are set out below.

(a) The transferred assets have been isolated from the transferor.

Legal isolation is achieved through the use of bankruptcy remote vehicles into which financial assets are transferred and from which, financial assets are transferred to securitization vehicles. This two step securitization process is regularly used by Greenwich. Further, opinions from legal counsel regarding whether those assets would be isolated from the transferor's creditors in the event of transferor bankruptcy are regularly obtained.

(b) Each transferee (or if the transferee is a qualifying SPE, each holder of its beneficial interests) has the right to sell, pledge or exchange the assets (or beneficial interests) it receives. Further, no condition exists that both constrains each transferee or holder from pledging or exchanging and provides more than a trivial benefit to the transferor.

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Qualifying SPEs (QSPEs) are commonly used as the securitisation vehicle in order to comply with paragraph 9b of SFAS 140. To be a QSPE, various conditions must be satisfied. The documents establishing the QSPE are prepared specifically to meet such conditions including:

	•	The requirement that the QSPE be distinct from the transferor which is accomplished through the use of a distinct legal entity that cannot be unilaterally dissolved by the transferor.

	•	At least 10% of the value of beneficial interests is held by parties unrelated to the transferor.

	•	The requirement that the activities of a QSPE be significantly limited at inception in the legal documents that establish the QSPE and that they can be changed only with the approval of a majority of 3rd party beneficial interests.

	•	The requirement that a QSPE can hold only passive financial assets and derivatives, cash and temporary non-financial assets.

	•	The requirement that a QSPE can only sell financial assets under pre-specified circumstances in an automated response to such circumstances.

(c)	The transferor does not maintain control over the transferred asset through the unilateral ability to re-acquire assets transferred (subject to certain exceptions) or an agreement that both entitles and obligates the transferor to re-acquire the assets transferred.

Satisfaction of paragraph 9c is accomplished generally through ensuring that Greenwich does not have call options on transferred assets nor commitments to re-acquire assets transferred in the future.

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As described above the criteria in SFAS 140 for sales treatment are met. The transferees are QSPEs and are not consolidated by the Group pursuant to paragraph 4(c) of FIN46R ‘Consolidation of Variable Interest Entities’.

Other securitisations

The special purpose entities involved in the securitisations described on page 132 of the filing under ‘Consolidation – Special purpose entities’ are variable interest entities and, as the Group is the primary beneficiary, they are consolidated in accordance with FIN46R. The transactions comprise securitisations of third-party assets including a commercial paper conduit and securitisations of originated assets that qualify for the linked presentation under UK GAAP. The special purpose entities involved in the latter securitisations do not meet the criteria to be qualifying special purpose entities (QSPEs).

In future filings with the Commission, we will clarify the difference between those securitisations that do not give rise to a GAAP difference and those that do.

In connection with responding to the comments of the Commission, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the NatWest 2004 20-F; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we cannot assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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Should you wish to discuss any of our responses, please contact Rajan Kapoor, Group Chief Accountant on +44 131 626 3768 in the first instance.

Yours sincerely

/s/ Fred Watt
Fred Watt
 Group Finance Director

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